Phone:	(212) 885-5442

Fax:	(212) 885-5001

Email:	bshiffman@blankrome.com

February 21, 2006

BY EDGAR AND FEDERAL EXPRESS

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

Mail Stop 3561

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Global Services Partners Acquisition Corp.

Amendment No. 2 to Registration Statement

on Form S-1

Filed December 21, 2005

File No. 333-128325

Dear Mr. Reynolds:

On behalf of Global Services Partners Acquisition Corp. (“Company”), we are submitting this correspondence in response to the Staff’s comment letter received on January 10, 2006, and based on subsequent discussions I have had with the Staff relating to the above-captioned Registration Statement. Please be advised that in addition to responding to the Staff’s comments, the Company has changed the structure of its offering as follows: each Series A Unit will now consist of two shares of Common Stock and ten Class Z Warrants (“Class Z Warrants”) and be sold at an offering price of $8.50 per unit and each Series B Unit will now consist of two shares of Class B Common Stock and two Class W Warrants (“Class W Warrants” and together with the Class Z Warrants, the “Warrants”) and will continue to be sold at an offering price of $10.10 per unit. All corresponding references to shares of Common Stock and Class Z Warrants comprising the Series A Units and all corresponding references to shares of Class B Common Stock and Class W Warrants comprising the Series B Units have been changed to reflect the foregoing changed structure. As a result of the foregoing change, total gross proceeds from the

Mr. John Reynolds

February 21, 2006

offering have been reduced from $30,460,000 to $29,660,000. Captions and page references herein correspond to those set forth in Amendment No. 3 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 2. We are also delivering three (3) courtesy copies of such marked Amendment No. 3 to William Bennett. Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 3, the specific locations in such Amendment in which our responses to the Staff’s comment are reflected.

Financial Statements

Notes to Financial Statements

Note 7 – Warrants and option to Purchase Common Stock, page F10

We noted your response to our prior comment one; however, you have not demonstrated to us how you have met the conditions in paragraph 14 of EITF 00-19 to be classified as equity. As stated in our prior comment, you have agreed with the warrant holders to settle the contract by issuance of shares that are required to be registered and to maintain the effectiveness of such registration statement until the expiration of the warrants. Since the agreement with the warrant holders does not specify how the contract would be settled in the event that you are unable to deliver registered shares, net-cash settlement is assumed (pursuant to paragraph 17 of EITF 00-19) if you are unable to deliver registered shares. Consequently, the warrants should be initially measured at fair value and classified as a liability since share settlement is not within your control in accordance with paragraphs 14 and 17 of EITF 00-19. Please revise the financial statements and other related disclosure throughout the registration statement to reflect the classification of the warrants as a liability or tell why you believe the revision is not required.

We have updated and clarified the disclosure in Note 7 to the Company’s financial statements. The Company’s initial securityholders may exercise their Warrants only for shares of the Company’s common stock. Although the Company’s initial securityholders may make a written demand that it file a registration statement, the Company is only required to use its best efforts to cause the registration statement to be declared effective and, once effective, only to use its best efforts to maintain its effectiveness. Accordingly, the Company’s obligation is merely to use its best efforts in connection with the Registration Rights Agreement and upon exercise of

Mr. John Reynolds

February 21, 2006

the Warrants, the Company can satisfy its obligation by delivering unregistered shares of common stock. The Company has filed a revised form of Warrant Agreement with Amendment No. 3, pursuant to which Sections 3.3.2 and 7.4 have been revised to clarify this matter. In addition, the Company has filed as Exhibit 10.13 to this Amendment No. 3, a letter agreement (the “Letter Agreement”) among the Company and each holder of Warrants currently outstanding indicating that the Warrant Agreement that will be entered into will be in the revised form as filed with this Amendment No. 3, subject only to changes to the structure of the initial public offering; provided, however, that in no event shall the holders of Warrants be entitled to any registration rights with respect to the Warrants or the shares of Common Stock issuable upon exercise thereof, except as set forth in the Registration Rights Agreement entered into on January 31, 2006 and filed as Exhibit 10.11 of this Amendment No. 3. The Company has also filed an executed Registration Rights Agreement as Exhibit 10.11 to this Amendment No. 3, which has been revised to clarify this matter. In addition, Note 7 to the Notes to financial statements in the Prospectus have been revised to clarify this matter. In accordance with paragraph 14 of EITF 00-19, the Warrants should be classified as a permanent equity instrument because (a) a failed registration statement does not preclude delivery of unregistered shares, (b) the Warrant Agreement permits the Company to net share settle by delivery of unregistered shares, and (c) the other conditions of EITF 00-19, as illustrated below, are met. Please note that the Letter Agreement and Registration Rights Agreement in its current form were entered into prior to the balance sheet date. Accordingly, the Company believes that consideration should only be given to the Letter Agreement, the Registration Rights Agreement filed with this Amendment No. 3, and the current form of Warrant Agreement, filed as Exhibit 4.8 to this Amendment No. 3, because these agreements reflect the intentions of both the Company and the holders of the Warrants as of the balance sheet date, and that the original forms of the Registration Rights agreement and Warrant Agreements previously filed with the Registration Statement should not be considered, as they were not executed and, therefore, did not impose any obligations on the Company.

Paragraph 11 of SFAS 133 provides guidance to identify those contracts that should not be accounted for as derivative instruments. For an instrument that provides for settlement only in stock of the issuer, SFAS 133 does not change the accounting, provided that the instrument can be classified in stockholders’ equity. The Company’s warrants are only exercisable in exchange for shares of the Company’s common stock and therefore can only be settled in the Company’s common stock. As one of the SFAS 133 requirements has been satisfied, EITF 00-19 then provides guidance in paragraph 8 and paragraphs 12-33 for determining whether an embedded derivative would be classified in stockholders’ equity in accordance with paragraph 11(a) of Statement 133 if it were freestanding.

Mr. John Reynolds

February 21, 2006

In accordance with paragraph 8 of EITF 00-19, contracts that (a) require physical settlement; (b) require net share settlement; or (c) give the company a choice between net-cash settlement or settlement in its own shares (physical settlement or net-share settlement) and assuming that all the criteria set forth in paragraphs 12-33 of EITF 00-19 have been met, should initially be recorded at fair value in permanent equity, and subsequent changes in fair value should not be recognized. Physical settlement is defined in paragraph 1 of EITF 00-19 as “the party designated in the contract as the buyer delivers the full stated amount of cash to the seller, and the seller delivers the full stated number of shares to the buyer.”

As described in the Notes to the Company’s financial statements and elsewhere in the Registration Statement, the Company’s Warrants may only be exercised by the holder for cash on or prior to their respective expiration dates in exchange for one share of the Company’s common stock. The holders of the Company’s Warrants do not have any rights to put and redeem the Warrants back to the Company. However, under certain circumstances described in the Notes to the Company’s financial statements and elsewhere in the Registration Statement, the Company will have the right to call the Warrants for redemption at a nominal price of $.05 per Warrant.

Advancing the evaluation pursuant to paragraphs 12-33 of EITF 00-19, we believe permanent equity classification to be supported. Among other factors, information supporting this conclusion is as follows:

(i) The Warrants do not have any method of settlement upon exercise other than physical settlement of shares in exchange for cash from the holder.

(ii) The Warrants do not contain any provision that upon exercise could require us to settle with the holder in cash.

(iii) The terms of the Warrants provide for a limit on the number of shares issuable upon exercise and the Company has sufficient authorized shares available to satisfy such limit as well as other existing commitments.

(iv) The holders of the Warrants may exercise the Warrants only for shares of common stock. Although the Company’s initial securityholders may make a written demand that it file a registration statement, the Company is only required to use its best efforts to cause the registration statement to be declared effective and, once effective, only to use its best efforts to maintain its effectiveness. Accordingly, its obligation is merely to use its best efforts in connection with the Registration Rights Agreement and upon exercise of the Warrants, the

Mr. John Reynolds

February 21, 2006

Company can satisfy its obligation by delivering unregistered shares of common stock upon exercise of the Warrants.

(v) There are no features or terms available within the Warrants, including any requirements to post collateral, both prior to exercise of the Warrants and after exercise into common stock which would provide for any rights or privileges to the holders of Warrants ahead of other holders of the Company’s common stock.

(vi) The other criteria in paragraphs 12-33 of EITF 00-19 are either not applicable or we have evaluated such paragraphs, and the provisions of the Warrants satisfy the requirements.

As a result, we believe the requirements of EITF 00-19 to be met as of February 7, 2006 and accordingly believe permanent equity classification to be appropriate.

We thank you in advance for your assistance and would appreciate the opportunity to discuss this response at your earliest convenience. If you have any questions, please do not hesitate to contact me.

Very truly yours,

/S/ BRAD L. SHIFFMAN
Brad L. Shiffman